Filed pursuant to Rule 424(b)(3)
Registration No. 333-111895

PROSPECTUS SUPPLEMENT
(to prospectus dated February 25, 2004)

4,925,000 Shares

Guess?, Inc.

Common Stock

This prospectus supplement supplements our prospectus dated February 25, 2004 relating to the sale by certain of our stockholders or by their pledgees, donees, transferees or other successors in interest of up to 5,700,000 shares of our common stock, 775,000 shares of which have been sold prior to the date hereof.

The “Selling Stockholders” section of our prospectus is hereby supplemented to reflect (i) the contribution, on December 5, 2005 and December 7, 2005, by the Maurice Marciano Trust (2000 Restatement) to the Maurice Marciano Family Foundation of an aggregate of 200,000 shares of our common stock; and (ii) the contribution, on December 7, 2005, by the Paul Marciano Trust, dated 2/20/86, to the Paul Marciano Foundation of 200,000 shares of our common stock. This prospectus supplement should be read in conjunction with our prospectus, and this prospectus supplement is qualified by reference to our prospectus, except to the extent that the information herein contained supersedes the information contained in such prospectus.

Selling Stockholders

The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling stockholders as of February 20, 2006 and the number of shares which may be offered pursuant to this prospectus for the account of the selling stockholders or their respective transferees from time to time.

The table below supplements or amends the table of selling stockholders contained in the prospectus. Accordingly, the information contained in the table supersedes the information in the prospectus with respect to the stockholders listed below. In addition, each selling stockholder may have sold, transferred or otherwise disposed of all or a portion of their shares of our common stock since the date on which they provided information for this table.

The date of this Prospectus Supplement is February 20, 2006

Name and Address of Selling Stockholder	Shares Owned Prior to the Offering	Shares Available for Sale Under this Prospectus	Shares Owned After the Offering(3)	Percent Owned After Completion of the Offering(3)
Maurice Marciano Trust (2000 Restatement)(1) 1444 S. Alameda Street Los Angeles, CA 90021	5,220,319	1,900,000	3,320,319	7.4%

Paul Marciano Trust, dated 2/20/86(2) 1444 S. Alameda Street Los Angeles, CA 90021	1,731,711	2,525,000	0	0%

Maurice Marciano Family Foundation 144 S. Beverly Drive Beverly Hills, California 90212	300,000	300,000	0	0%

Paul Marciano Foundation 144 S. Beverly Drive Beverly Hills, California 90212	200,000	200,000	0	0%

(1)                      Maurice Marciano, the sole trustee and principal beneficiary of the Maurice Marciano Trust (2000 Restatement), co-founded Guess? in 1981 and has served as Co-Chairman of the Board and Co-Chief Executive Officer since November 15, 1999.  Maurice Marciano served as Chairman of the Board and Chief Executive Officer of Guess? from August 1993 to November 15, 1999.  Maurice Marciano served as President of Guess? from June 1990 to September 1992 and as Executive Vice President from 1981 until June 1990.  Maurice Marciano has served as a director of Guess? since 1981 (except for the period from January 1993 to May 1993).  In addition to the shares listed above, Maurice Marciano “beneficially owns” for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 638,105 shares held directly; 8,145,485 shares held by Marciano Financial Holdings II, LLC in an account specifically allocated to two trusts for which Maurice Marciano is the sole trustee and sole beneficiary;  300,000 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife (with respect to which he may be deemed to have shared voting and investment power); 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; and 262,500 shares that may be acquired upon the exercise of options exercisable within 60 days of February 20, 2006, pursuant to Guess?’s equity incentive plans.

(2)                      Paul Marciano, the sole trustee and principal beneficiary of the Paul Marciano Trust, joined Guess? two months after its inception in 1981 and has served as creative director for the Company’s advertising worldwide.  Paul Marciano served as Senior Executive Vice President of the Company from August 1990 to September 1992 and as President and Chief Operating Officer of Guess? from September 1992 to December 2000.  Paul Marciano has served as Co-Chairman and Co-Chief Executive Officer of Guess? since November 15, 1999.  Paul Marciano has also served as a director of Guess? since 1990.  In addition to the shares listed above, Paul Marciano “beneficially owns” for the purpose of Section 13(d) of the Exchange Act, 425,403 shares held directly; 8,145,486 shares held by Marciano Financial Holdings II, LLC in an account specifically allocated to two trusts for which Paul Marciano is the sole trustee and sole beneficiary; 200,000 shares held indirectly as president of the Paul Marciano Foundation; and 262,500 shares that may be acquired upon the exercise of options exercisable within 60 days of February 20, 2006, pursuant to Guess?’s equity incentive plans.

(3)                      The selling stockholders may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their respective names.  As a result, we cannot estimate the number of shares of our common stock that each selling stockholder will own after termination of sales under this prospectus.  For the purposes of this table, however, we have assumed that each stockholder sells all shares available for sale by the stockholder hereunder.  For the purpose of Section 13(d) of the Exchange Act, Maurice Marciano and Paul Marciano will “beneficially own” approximately 26.94% and 17.30%, respectively, of our Common Stock after completion of this offering, assuming that each selling stockholder sells all shares available for sale hereunder.